Contact

www.linkedin.com/in/wes-
burdine-943a70197 (LinkedIn)

Wes Burdine

Owner of The Black Hart of Saint Paul

St Paul, Minnesota, United States

Experience

Black Hart of Saint Paul
Owner
August 2018 - Present (7 years 9 months)
Greater Minneapolis-St. Paul Area

Minnesota Aurora FC
Co-Founder, Board Member
June 2021 - Present (4 years 11 months)

Medtronic
Project Manager
August 2016 - May 2019 (2 years 10 months)
Minneapolis, Minnesota, United States

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Education

University of Minnesota
Doctor of Philosophy - PhD, Literature · (August 2009 - December 2017)

Marquette University
Master of Arts - MA, Literature · (August 2009 - December 2017)

Bethel University
Bachelor of Arts - BA, Literature · (August 2009 - December 2017)